UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the

Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): June 1, 2023

DIGITAL ALLY, INC.

(Exact Name of Registrant as Specified in Charter)

Nevada	001-33899	20-0064269
(State or other Jurisdiction	(Commission	(IRS Employer
of Incorporation)	File Number)	Identification No.)

14001 Marshall Drive, Lenexa, KS 66215

(Address of Principal Executive Offices) (Zip Code)

(913) 814-7774

(Registrant’s telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of exchange on which registered
Common stock, $0.001 par value	DGLY	The Nasdaq Capital Market LLC

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01	Entry into a Material Definitive Agreement.

Merger Agreement

This section describes the material provisions of the Merger Agreement (as defined below) but does not purport to describe all of the terms thereof. The following summary is qualified in its entirety by reference to the complete text of the Merger Agreement, a copy of which is attached hereto as Exhibit 2.1. Stockholders and other interested parties are urged to read the Merger Agreement in its entirety. Unless otherwise defined herein, the capitalized terms used below are defined in the Merger Agreement.

General Terms and Effects

On June 1, 2023, Digital Ally, Inc., a Nevada corporation (the “Company Stockholder”), and the sole stockholder of the Company (as defined below), entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Clover Leaf Capital Corp., a Delaware corporation (together with its successors, “Clover Leaf”), CL Merger Sub, Inc., a Nevada corporation and a wholly-owned subsidiary of Clover Leaf (“Merger Sub”), Yntegra Capital Investments LLC, a Delaware limited liability company, in the capacity as the representative from and after the Effective Time (as defined in the Merger Agreement) for the stockholders of Clover Leaf (other than the Company Stockholder as of immediately prior to the Effective Time and its successors and assignees) in accordance with the terms and conditions of the Merger Agreement (the “Sponsor” or the “Purchaser Representative”), and Kustom Entertainment, Inc., a Nevada corporation with a focus and mission to own and produce events, festivals, and entertainment alongside its evolving primary and secondary ticketing technologies (the “Company”).

Pursuant to the Merger Agreement, subject to the terms and conditions set forth therein upon the consummation of the transactions contemplated by the Merger Agreement (the “Closing”), Merger Sub will merge with and into the Company (the “Merger” and, together with the other transactions contemplated by the Merger Agreement, the “Transactions”), with the Company continuing as the surviving corporation in the Merger and a wholly-owned subsidiary of Clover Leaf. In the Merger, all of the issued and outstanding capital stock of the Company immediately prior to the Effective Time shall no longer be outstanding and shall automatically be cancelled and shall cease to exist in exchange for the right for the Company Stockholder to receive the Merger Consideration (as defined herein). Upon consummation of the Transactions, Clover Leaf will change its name to “Kustom Entertainment, Inc.”

Merger Consideration

The aggregate merger consideration to be paid pursuant to the Merger Agreement to the Company Stockholder as of immediately prior to the Effective Time will be an amount equal to (the “Merger Consideration”) (i) $125 million, minus (ii) the estimated consolidated indebtedness of the Company as of the Closing (“Closing Indebtedness”). The Merger Consideration to be paid to the Company Stockholder will be paid solely by the delivery of new shares of Clover Leaf Class A Common Stock, each valued at $11.14 per share. The Closing Indebtedness (and the resulting Merger Consideration) is based solely on estimates determined shortly prior to the Closing and is not subject to any post-Closing true-up or adjustment.

Representations and Warranties

The Merger Agreement contains a number of representations and warranties by each of Clover Leaf, Merger Sub, the Company and the Company Stockholder as of the date of the Merger Agreement and as of the date of the Closing. Many of the representations and warranties are qualified by materiality or Material Adverse Effect. “Material Adverse Effect” as used in the Merger Agreement means with respect to any specified person or entity, any fact, event, occurrence, change or effect that has had or would reasonably be expected to have, individually or in the aggregate, a material adverse effect on the business, assets, liabilities, results of operations, prospects or condition (financial or otherwise) of such person or entity and its subsidiaries, taken as a whole, or the ability of such person or entity or any of its subsidiaries on a timely basis to consummate the transactions contemplated by the Merger Agreement or the ancillary documents to which it is a party or bound or to perform its obligations thereunder, in each case subject to certain customary exceptions. Certain of the representations are subject to specified exceptions and qualifications contained in the Merger Agreement or in information provided pursuant to certain disclosure schedules to the Merger Agreement. The representations and warranties made by Clover Leaf, Merger Sub, the Company and the Company Stockholder are customary for transactions similar to the Transactions.

Covenants of the Parties

Each party agreed in the Merger Agreement to use its commercially reasonable efforts to effect the Closing. The Merger Agreement also contains certain customary covenants by each of the parties during the period between the signing of the Merger Agreement and the earlier of the Closing or the termination of the Merger Agreement in accordance with its terms (the “Interim Period”), including (1) the provision of access to their properties, books and personnel; (2) the operation of their respective businesses in the ordinary course of business; (3) provision of audited financial statements by the Company; (4) Clover Leaf’s public filings; (5) no insider trading; (6) notifications of certain breaches, consent requirements or other matters; (7) efforts to consummate the Closing and obtain third party and regulatory approvals; (8) tax matters and transfer taxes; (9) further assurances; (10) public announcements and (11) confidentiality. Each party also agreed during the Interim Period not to solicit or enter into any inquiry, proposal or offer, or any indication of interest in making an offer or proposal for an alternative competing transactions, to notify the others as promptly as practicable in writing of the receipt of any inquiries, proposals or offers, requests for information or requests relating to an alternative competing transaction or any requests for non-public information relating to such transaction, and to keep the others informed of the status of any such inquiries, proposals, offers or requests for information. If the Company’s board of directors determines, after consultation with its financial advisors and outside legal counsel, that an unsolicited Acquisition Proposal (as defined in the Merger Agreement) constitutes a Company Superior Proposal (as defined in the Merger Agreement) it may, subject to giving Clover Leaf an opportunity to propose revisions to the Merger Agreement which would cause such Company Superior Proposal to no longer constitute a Company Superior Proposal, cause the Company to terminate the Merger Agreement in order to enter into a definitive agreement relating to such Company Superior Proposal and to pay Clover Leaf the Termination Fee (as defined below). There are also certain customary post-Closing covenants regarding (1) maintenance of books and records; (2) indemnification of directors and officers; and (3) use of trust account proceeds. Clover Leaf also agreed to seek and use its reasonable best efforts to obtain an extension of its deadline to consummate its initial business combination for an additional six months (the “Required Extension”).

The Merger Agreement and the consummation of the transactions contemplated thereby requires the approval of both Clover Leaf’s shareholders and the Company Stockholder. The Company Stockholder has approved the transactions. Clover Leaf agreed, as promptly as practicable after the date of the Merger Agreement, to prepare, with reasonable assistance from the Company, and file with the U.S. Securities and Exchange Commission (the “SEC”), a proxy statement (as amended, the “Proxy Statement”) in connection with the registration under the Securities Act of 1933, as amended (the “Securities Act”) containing a proxy statement for the purpose of Clover Leaf soliciting proxies from the shareholders of Clover Leaf to approve the Merger Agreement, the transactions contemplated thereby and related matters (the “Clover Leaf Stockholder Approval”) at a special meeting of Clover Leaf’s shareholders (the “Clover Leaf Stockholder Meeting”) and providing such shareholders an opportunity to, in accordance with Clover Leaf’s organizational documents and Clover Leaf’s initial public offering prospectus, have their shares of Clover Leaf common stock redeemed (the “Redemption”), and, if necessary, for the issuance of the Merger Consideration to be issued to the Company Stockholder. If requested by the Company, the proxy statement shall form a part of a joint registration statement of Clover Leaf relating to the registration under the Securities Act of the Merger Consideration shares.

The parties also agreed to take all necessary action, so that effective at the Closing, the entire board of directors of Clover Leaf (the “Post-Closing Board”) will consist of five individuals, a majority of whom shall be independent directors in accordance with Nasdaq requirements. Four of the members of the Post-Closing Board (at least one of whom shall be independent directors) will be designated by the Company prior to the Closing and one will be mutually agreed upon by the Company and Clover Leaf and will be independent. At or prior to the Closing, Clover Leaf will provide each of the director designees to the Post-Closing Board with a customary director indemnification agreement, in form and substance reasonably acceptable to such director. The parties also agreed to take all action necessary, so that the individuals serving as chief executive officer and chief financial officer, respectively, of Clover Leaf immediately after Closing will be the same individuals as that of the Company immediately prior to the Closing.

During the Interim Period, Clover Leaf, may elect to seek to enter into and consummate subscription agreements with investors relating to a private equity investment in connection with the Transactions (including backstop arrangements) (the “PIPE Investment”) on terms agreeable to Clover Leaf and the Company, acting reasonably. The Company agreed to cooperate in connection with such PIPE Investment and use its commercially reasonable efforts to cause such PIPE Investment to occur, including having the Company’s senior management participate in any investor meetings and roadshows as reasonably requested by Clover Leaf. Clover Leaf will use commercially reasonable efforts to seek equity financing, whether through a private placement, forward purchase agreement, backstop arrangement or otherwise, that will provide PIPE Investments for a total of at least $10,000,000.

Survival

The representations and warranties of the parties terminate as of and do not survive the Closing, and there are no indemnification rights for another party’s breach. The covenants and agreements of the parties shall not survive the Closing, except those covenants and agreements to be performed after the Closing which covenants and agreements shall survive until fully performed.

Closing Conditions

The obligations of the parties to complete the Closing are subject to various conditions, including the following mutual conditions of the parties unless waived:

●	receipt of the Clover Leaf Stockholder Approval;

●	receipt of the Company Stockholder written consent approving the Transactions;

●	expiration of any applicable waiting period under any antitrust laws;

●	receipt of requisite consents from governmental authorities to consummate the Transactions, and receipt of specified requisite consents from other third parties to consummate the Transactions;

●	the absence of any law or order that would prohibit the consummation of the Merger or other transactions contemplated by the Merger Agreement;

●	immediately prior to or upon the Closing, after giving effect to the completion of the Redemption, Clover Leaf having net tangible assets of at least $5,000,001 unless Clover Leaf otherwise is exempt from the provisions of Rule 419 promulgated under the Securities Act;

●	the members of the Post-Closing Board shall have been elected or appointed as of the Closing; and

●	the effectiveness of the Proxy Statement, and, if applicable, the registration statement shall have been declared effective by the SEC.

Unless waived by Clover Leaf, the obligations of Clover Leaf and Merger Sub to consummate the Merger are subject to the satisfaction of the following additional conditions, in addition to customary certificates and other closing deliverables:

●	the representations and warranties of the Company being true and correct as of the date of the Merger Agreement and as of the Closing (subject to Material Adverse Effect);

●	the Company having performed in all material respects its obligations and complied in all material respects with its covenants and agreements under the Merger Agreement required to be performed or complied with on or prior to the date of the Closing;

●	absence of any Material Adverse Effect with respect to the Company, taken as a whole, since the date of the Merger Agreement which is continuing and uncured;

●	the Lock-Up Agreement (as described below) and a Non-Competition Agreement entered into by the Company Stockholder in favor of Clover Leaf and the Company, as well as certain new employment agreements with the Company executives, shall be in full force and effect in accordance with their terms as of the Closing; and

●	the Company shall own all of the issued and outstanding capital stock of TicketSmarter, Inc.

Unless waived by the Company, the obligations of the Company to consummate the Merger are subject to the satisfaction of the following additional conditions:

●	the representations and warranties of Clover Leaf and Merger Sub being true and correct as of the date of the Merger Agreement and as of the Closing (subject to Material Adverse Effect);

●	Clover Leaf and Merger Sub each having performed in all material respects its obligations and complied in all material respects with its covenants and agreements under the Merger Agreement required to be performed or complied with on or prior to the date of the Closing;

●	absence of any Material Adverse Effect with respect to Clover Leaf or Merger Sub, taken as a whole, since the date of the Merger Agreement which is continuing and uncured;

●	Clover Leaf shall be in compliance in all material respects with the reporting requirements applicable to it under the Exchange Act immediately prior to the Closing; and

●	the Clover Leaf common stock shall not have been suspended from trading as a result of a delisting from Nasdaq and shall have been approved for listing on Nasdaq, subject only to official notice of issuance thereof.

Termination

The Merger Agreement may be terminated under certain customary and limited circumstances at any time prior to the Closing, including:

●	by mutual written consent of Clover Leaf and the Company;

●	by either Clover Leaf or the Company if any of the conditions to Closing have not been satisfied or waived by July 22, 2023 (the “Outside Date”), provided that the Outside Date will be automatically extended for an additional period equal to the shortest of (i) six (6) months and (ii) the period ending on the last date for Clover Leaf to consummate its business combination pursuant to an extension;

●	by either Clover Leaf or the Company if a governmental authority of competent jurisdiction shall have issued an order or taken any other action permanently restraining, enjoining or otherwise prohibiting the transactions contemplated by the Merger Agreement, and such order or other action has become final and non-appealable;

●	by either Clover Leaf or the Company of the other party’s uncured breach (subject to certain materiality qualifiers);

●	by Clover Leaf if there has been an event after the signing of the Merger Agreement that has had a Material Adverse Effect on the Company and its subsidiaries taken as a whole that is continuing and uncured;

●	by the Company if there has been an event after the signing of the Merger Agreement that has had a Material Adverse Effect on Clover Leaf and its subsidiaries taken as a whole that is continuing and uncured;

●	by Clover Leaf if (i) the Company does not deliver audited financial statements to Clover Leaf by June 30, 2023 or (ii) the Company’s revenue in the fiscal year ending December 31, 2022 calculated in accordance with the Company’s audited financial statements is more than five percent (5%) lower than the revenue in such fiscal year calculated in accordance with the Company’s unaudited financial statements;

●	by either Clover Leaf or the Company if the Clover Leaf Stockholder Meeting is held and the Clover Leaf Stockholder Approval is not received; and

●	by the Company if the written consent of the Company Stockholder is revoked in the event the Company accepts a Superior Company Proposal as described above.

If the Merger Agreement is terminated, all further obligations of the parties under the Merger Agreement will terminate and will be of no further force and effect (except that certain obligations related to public announcements, confidentiality, fees and expenses, termination, waiver of claims against the trust, and certain general provisions will continue in effect), and no party will have any further liability to any other party thereto except for (i) liability for any willful breach of the Merger Agreement prior to such termination and (ii) in the event that the Company terminates the Merger Agreement pursuant to the Company Stockholder rescinding its written consent approving the Transactions, the Company shall pay to Clover Leaf an amount equal to $1,750,000 plus all expenses incurred by Clover Leaf in connection with the Merger Agreement (the “Termination Fee”).

Trust Account Waiver

The Company and the Company Stockholder agreed that they and their affiliates will not have any right, title, interest or claim of any kind in or to any monies in Clover Leaf’s trust account held for its public shareholders, and agreed not to, and waived any right to, make any claim against the trust account (including any distributions therefrom).

Purchaser Representative

The Sponsor is serving as the Purchaser Representative under the Merger Agreement, and in such capacity will represent the interests of Clover Leaf’s shareholders after the Closing (other than the Company Stockholder) with respect to certain post-Closing matters under the Merger Agreement and ancillary documents.

Governing Law and Arbitration

The Merger Agreement is governed by New York law and, subject to the required arbitration provisions, the parties are subject to exclusive jurisdiction of federal and state courts located in New York County, State of New York (and any appellate courts thereof).

The foregoing description of the Merger Agreement and the Transactions does not purport to be complete and is qualified in its entirety by the terms and conditions of the Merger Agreement, a copy of which is filed as Exhibit 2.1 hereto and is incorporated herein by reference.

The Merger Agreement contains representations, warranties and covenants that the respective parties made to each other as of the date of such agreement or other specific dates. The assertions embodied in those representations, warranties and covenants were made for purposes of the contract among the respective parties and are subject to important qualifications and limitations agreed to by the parties in connection with negotiating such agreement. The Merger Agreement has been filed to provide investors with information regarding its terms. It is not intended to provide any other factual information about Clover Leaf, the Company or any other party to the Merger Agreement. In particular, the representations, warranties, covenants and agreements contained in the Merger Agreement, which were made only for purposes of such agreement and as of specific dates, were solely for the benefit of the parties to the Merger Agreement, may be subject to limitations agreed upon by the contracting parties (including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Merger Agreement instead of establishing these matters as facts) and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors and reports and documents filed with the SEC. Investors should not rely on the representations, warranties, covenants and agreements, or any descriptions thereof, as characterizations of the actual state of facts or condition of any party to the Merger Agreement. In addition, the representations, warranties, covenants and agreements and other terms of the Merger Agreement may be subject to subsequent waiver or modification. Moreover, information concerning the subject matter of the representations and warranties and other terms may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in the Company Stockholder’s public disclosures.

Related Agreements

Lock-Up Agreement

Simultaneously with the execution and delivery of the Merger Agreement, the Company Stockholder entered into a Lock-Up Agreement with Clover Leaf and the Purchaser Representative (the “Lock-Up Agreement”). Pursuant to the Lock-Up Agreement, the Company Stockholder agreed not to, during the period commencing from the Closing and ending on the six (6) month anniversary of the Closing (subject to early release if the closing price of Clover Leaf’s common stock equals or exceeds $12.00 per share for any 20 out of 30 trading days commencing after the Closing and also subject to early release if Clover Leaf consummates a liquidation, merger, share exchange or other similar transaction with an unaffiliated third party that results in all of Clover Leaf Stockholders having the right to exchange their equity holdings in Clover Leaf for cash, securities or other property): (x) lend, offer, pledge, hypothecate, encumber, donate, assign, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any restricted securities, (y) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the restricted securities, or (z) publicly disclose the intention to do any of the foregoing, whether any such transaction described in clauses (x), (y) or (z) above is to be settled by delivery of restricted securities or other securities, in cash or otherwise (in each case, subject to certain limited permitted transfers where the recipient takes the shares subject to the restrictions in the Lock-Up Agreement). Eighty-five percent (85%) of the shares of Clover Leaf Class A Common Stock to be received by the Company Stockholder as Merger Consideration will be subject to the terms of the Lock-Up Agreement.

Sponsor Forfeiture Letter

Simultaneously with the execution and delivery of the Merger Agreement, Sponsor, Clover Leaf and the Chief Executive Officer of the Company, entered into a letter agreement (the “Sponsor Forfeiture Letter”) pursuant to which Sponsor agreed to forfeit up to 345,780 shares of Clover Leaf Class A Common Stock and transfer to the Chief Executive Officer of the Company up to 518,672 shares of Clover Leaf Class A Common Stock (the “Earnout Shares”) (such shares of Clover Leaf Class A Common Stock having been converted from shares of Clover Leaf Class B Common Stock) held by the Sponsor, subject to the earnout provisions contained therein pertaining to the revenue of the Company for the fiscal years of 2023 and 2024, contingent and effective upon the Closing. If the revenue of the business for either of the fiscal years 2023 and 2024 of Clover Leaf (the “Earn-Out Period”) achieves certain benchmarks in the applicable fiscal year, 172,890 of the Sponsor’s Earnout Shares shall no longer be subject to forfeiture and the Sponsor shall transfer to the Chief Executive Officer of the Company 259,336 Earnout Shares (the “Earn-Out Payment”); provided, however, that in the event the benchmark revenue is not achieved on or before the end of the applicable fiscal year, then the Earn-Out Payment for such fiscal year shall be zero, and the Sponsor shall, effective immediately, surrender for cancellation and retirement by Clover Leaf such amount of Earnout Shares. The Sponsor agreed to forfeit up to an additional 864,452 shares of Clover Leaf Class B Common Stock (or shares of Clover Leaf Class A Common Stock, if such shares of Clover Leaf Class B Common Stock have been converted to shares of Clover Leaf Class A Common Stock prior to the Closing) (the “Adjustment Shares”), with the percentage of Adjustment Shares to be forfeited to be equal to the percentage of the Clover Leaf Common Stock redeemed by the public stockholders of Clover Leaf in connection with the Redemption.

The foregoing descriptions of the Lock-up Agreement and the Sponsor Forfeiture Letter do not purport to be complete and are qualified in their entirety by reference to the complete text of the Lock-up Agreement and the Sponsor Forfeiture Letter, copies of which are filed hereto as Exhibits 10.1 and 10.2, respectively.

Additional Information and Where to Find It

In connection with the transaction, Clover Leaf intends to file a proxy statement and/or registration statement on Form S-4 (the “Proxy/Registration Statement”) with the SEC (as defined herein), which will include a preliminary proxy statement to be distributed to holders of Clover Leaf’s common stock in connection with Clover Leaf’s solicitation of proxies for the vote by Clover Leaf’s stockholders with respect to the transaction and other matters as described in the Proxy/Registration Statement, as well as, if applicable, a prospectus relating to the offer of the securities to be issued to Kustom Entertainment’s stockholder in connection with the transaction. After the Proxy/Registration Statement has been approved by the SEC, Clover Leaf will mail a definitive proxy statement, when available, to its stockholders. Before making any voting or investment decision, investors and security holders of Clover Leaf and other interested parties are urged to read the proxy statement and/or prospectus, any amendments thereto and any other documents filed with the SEC carefully and in their entirety when they become available because they will contain important information about the transaction and the parties to the transaction. Investors and security holders may obtain free copies of the preliminary proxy statement/prospectus and definitive proxy statement/prospectus (when available) and other documents filed with the U.S. Securities and Exchange Commission (the “SEC”) by Clover Leaf through the website maintained by the SEC at http://www.sec.gov, or by directing a request to: 1450 Brickell Avenue, Suite 1420, Miami, FL 33131.

Forward-Looking Statements

This report contains certain forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1955. These forward-looking statements include, without limitation, Digital Ally’s, Clover Leaf’s and Kustom Entertainment’s expectations with respect to the proposed Business Combination between Clover Leaf and Kustom Entertainment, including statements regarding the benefits of the transaction, the anticipated timing of the transaction, the implied valuation of Kustom Entertainment, the products offered by Kustom Entertainment and the markets in which it operates, and Kustom Entertainment’s projected future results. Words such as “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions are intended to indentify such forward-looking statements. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to significant risks and uncertainties that could cause the actual results to differ materially from the expected results. Most of these factors are outside of Digital Ally’s, Clover Leaf’s and Kustom Entertainment’s control and are difficult to predict. Factors that may cause actual future events to differ materially from the expected results, include, but are not limited to: (i) the risk that the transaction may not be completed in a timely manner or at all, which may adversely affect the price of Digital Ally’s and Clover Leaf’s securities, (ii) the risk that the transaction may not be completed by Clover Leaf’s business combination deadline, even if extended by its stockholders, (iii) the potential failure to obtain an extension of the business combination deadline if sought by Clover Leaf; (iv) the failure to satisfy the conditions to the consummation of the transaction, including the adoption of the agreement and plan of merger (“Merger Agreement”) by the stockholders of Clover Leaf, (v) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement, (vi) the failure to obtain any applicable regulatory approvals required to consummate the Business Combination; (vii) the receipt of an unsolicited offer from another party for an alternative transaction that could interfere with the Business Combination, (viii) the effect of the announcement or pendency of the transaction on Kustom Entertainment’s business relationships, performance, and business generally, (ix) the inability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition and the ability of the post-combination company to grow and manage growth profitability and retain its key employees, (x) costs related to the Business Combination, (xi) the outcome of any legal proceedings that may be instituted against Kustom Entertainment or Clover Leaf following the announcement of the proposed Business Combination, (xii) the ability to maintain the listing of Clover Leaf’s securities on the Nasdaq prior to the Business Combination, (xiii) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed Business Combination, and identify and realize additional opportunities, (xiv) the risk of downturns and the possibility of rapid change in the highly competitive industry in which Kustom Entertainment operates, (xv) the risk that demand for Kustom Entertainment’s services may be decreased due to a decrease in the number of large-scale sporting events, concerts and theater shows, (xvi) the risk that any adverse changes in Kustom Entertainment’s relationships with buyer, sellers and distribution partners may adversely affect the business, financial condition and results of operations, (xvii) the risk that Changes in Internet search engine algorithms and dynamics, or search engine disintermediation, or changes in marketplace rules could have a negative impact on traffic for Kustom Entertainment’s sites and ultimately, its business and results of operations; (xviii) the risk that any decrease in the willingness of artists, teams and promoters to continue to support the secondary ticket market may result in decreased demand for Kustom Entertainment’s services; (xix) the risk that Kustom Entertainment is not able to maintain and enhance its brand and reputation in its marketplace, adversely affecting Kustom Entertainment’s business, financial condition and results of operations, (xx) the risk of the occurrence of extraordinary events, such as terrorist attacks, disease epidemics or pandemics, severe weather events and natural disasters, (xxi) the risk that because Kustom Entertainment’s operations are seasonal and its results of operations vary from quarter to quarter and year over year, its financial performance in certain financial quarters or years may not be indicative of, or comparable to, Kustom Entertainment’s financial performance in subsequent financial quarters or years; (xxii) the risk that periods of rapid growth and expansion could place a significant strain on Kustom Entertainment’s resources, including its employee base, which could negatively impact Kustom Entertainment’s operating results; (xxiii) the risk that Kustom Entertainment may never achieve or sustain profitability; (xxiv) the risk that Kustom Entertainment may need to raise additional capital to execute its business plan, which many not be available on acceptable terms or at all; (xxv) the risk that third-parties suppliers and manufacturers are not able to fully and timely meet their obligations, (xxvi) the risk that Kustom Entertainment is unable to secure or protect its intellectual property, (xxvii) the risk that the post-combination company’s securities will not be approved for listing on Nasdaq or if approved, maintain the listing and (xxviii) other risks and uncertainties indicated from time to time in the proxy statement and/or prospectus to be filed relating to the Business Combination.. There may be additional risks that Digital Ally and Kustom Entertainment presently do not know or that Digital Ally and Kustom Entertainment currently believe are immaterial that could also cause results to differ from those contained in any forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Digital Ally, Kustom Entertainment and Clover Leaf assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise.

The foregoing list of factors is not exhaustive. Recipients should carefully consider such factors and the other risks and uncertainties described and to be described in the “Risk Factors” section of Clover Leaf’s initial public offering prospectus filed with the SEC on July 21, 2021, Clover Leaf’s Annual Report on Form 10-K filed for the year ended December 31, 2022 filed with the SEC on April 14, 2023 and subsequent periodic reports filed by Clover Leaf with the SEC, the Registration Statement and other documents filed or to be filed by Clover Leaf from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Recipients are cautioned not to put undue reliance on forward-looking statements, and neither Kustom Entertainment nor Clover Leaf assume any obligation to, nor intend to, update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise, except as required by law. Neither Kustom Entertainment nor Clover Leaf gives any assurance that either Kustom Entertainment or Clover Leaf, or the combined company, will achieve its expectations.

Participants in the Solicitation

Clover Leaf and Kustom Entertainment and their respective directors and certain of their respective executive officers and other members of management and employees may be considered participants in the solicitation of proxies from the stockholders of Clover Leaf with respect to the transaction. Information about the directors and executive officers of Clover Leaf is set forth in its Annual Report on Form 10-K for the fiscal year ended December 31, 2022 filed with the SEC on April 14, 2023. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the proxy statement and/or prospectus and other relevant materials to be filed with the SEC regarding the transaction when they become available. Stockholders, potential investors and other interested persons should read the proxy statement and/or prospectus carefully when it becomes available before making any voting or investment decisions. When available, these documents can be obtained free of charge from the sources indicated above.

No Offer or Solicitation

This communication shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed Business Combination. This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended, or an exemption therefrom.

Item 7.01 Regulation FD Disclosure.

On June 6, 2023, Digital Ally issued a press release announcing a reminder that Digital Ally will be presenting at the 13th Annual LD Micro Invitational at the Luxe Sunset Boulevard Hotel, California (the “Invitational”) on June 6, 2023 at 08:00 AM PT.

Furnished as Exhibit 99.2 hereto and incorporated into this Item 7.01 by reference is the investor presentation that Digital Ally has prepared for use in connection with its presentation at the Invitational.

The foregoing (including Exhibits 99.1 and 99.2) is being furnished pursuant to Item 7.01 and will not be deemed to be filed for purposes of Section 18 of the Securities and Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise be subject to the liabilities of that section, nor will it be deemed to be incorporated by reference in any filing under the Securities Act or the Exchange Act.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits

See the Exhibit Index below, which is incorporated by reference herein.

Exhibit No.	Description
2.1*	Agreement and Plan of Merger, dated June 1, 2023, by and among Clover Leaf Capital Corp., CL Merger Sub, Inc., Yntegra Capital Investments LLC in the capacity as the Purchaser Representative, Kustom Entertainment, Inc. and Digital Ally, Inc.
10.1	Lock-up Agreement, by and among Clover Leaf Capital Corp., Yntegra Capital Investments LLC in the capacity as the Purchaser Representative and Digital Ally, Inc.
10.2	Sponsor Forfeiture Letter, by and among Clover Leaf Capital Corp., Yntegra Capital Investments LLC in the capacity as the Purchaser Representative and Stanton E. Ross.
99.1	Press Release, dated June 6, 2023.
99.2	Investor Presentation.
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

* Certain exhibits and schedules to this Exhibit have been omitted in accordance with Regulation S-K Item 601(b)(2). Clover Leaf agrees to furnish supplementally a copy of any omitted exhibit or schedule to the SEC upon its request.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Clover Leaf Capital Corp.

Date: June 6, 2023	By:	/s/ Stanton E. Ross
	Name:	Stanton E. Ross
	Title:	Chairman and Chief Executive Officer